Exhibit 99.1

Baozun Announces First Quarter 2022 Unaudited Financial Results

SHANGHAI, China, May 26, 2022 (GLOBE NEWSWIRE) -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights

•	Total net revenues were RMB1,984.2 million (US$[1]313.0 million), a decrease of 1.8% year-over-year, of which, service revenues were RMB1,303.3 million (US$205.6 million), an increase of 24.3% year-over-year.

•	Loss from operations was RMB41.2 million (US$6.5 million), compared with income from operations of RMB52.9 million in the same quarter of last year. Operating margin was negative 2.1%, compared with 2.6% in the same quarter of last year.

•	Non-GAAP income from operations[2] was RMB4.7 million (US$0.7 million), compared with RMB75.8 million in the same quarter of last year. Non-GAAP operating margin was 0.2%, compared with 3.7% in the same quarter of last year.

•	Net loss attributable to ordinary shareholders of Baozun Inc. was RMB122.4 million (US$19.3 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB1.3 million in the same quarter of last year.

•	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB1.2 million (US$0.2 million), compared with RMB61.2 million in the same quarter of last year.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per American Depositary Share (“ADS[4]”) were both RMB1.87 (US$0.29), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of both RMB0.02, for the same period of 2021.

•	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were both RMB0.02 (US$0.00), compared with RMB0.83 and RMB0.82, respectively, for the same period of 2021.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

First Quarter 2022 Operational Highlights

•	Total Gross Merchandise Volume (“GMV”)[6] was RMB16,997.5 million, an increase of 28.4% year-over-year.

•	Distribution GMV[7] was RMB764.6 million, a decrease of 28.8% year-over-year.

•	Non-distribution GMV[8] was RMB16,232.9 million, an increase of 33.4% year-over-year, of which, consignment model GMV was RMB4,760.6 million, a decrease of 20.7%, and service fee model GMV was RMB11,472.3 million, an increase of 86.1% year-over-year.

•	GMV generated from non-TMALL marketplaces and channels accounted for approximately 40.0% of total GMV during the quarter, compared with 31.9% for the same period of 2021.

•	Number of brand partners for store operations increased to 345 as of March 31, 2022, from 333 as of December 31, 2021.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “To date, 2022 has been quite unique, as we are witnessing increasing macro weakness and uncertainties impacting consumer spending sentiment. In spite of the external challenges, our strategic business development efforts continued to bear fruits with faster brand acquisition, and we further expanded service scope with higher revenue contributions from value-added services and accelerated progress in emerging channels. Our ongoing efforts in category diversification, portfolio optimization and technology innovations have greatly helped us to enhance resilience, and we continue to proactively explore additional growth drivers to enhance value creation.”

“Since March, there have been strict lockdowns and challenging disruptions in relation to the latest Omicron outbreak in several cities in China, including Shanghai where Baozun is headquartered. Thanks to our established digital operating systems, solid technology infrastructures, strategically located warehouses, and expanding regional service centers, we were able to minimize disruptions. Our adaptability, reliability and accountability have rewarded us with great credit from our brand partners. Notwithstanding the short-term turbulence, we are confident in our value proposition, and we will conduct our business with courage, responsibility, intelligence and agility, to protect the interests of the company, and all shareholders.”

Mr. Arthur Yu, Chief Financial Officer of Baozun, commented, “Despite some macro turbulence, I’m pleased that Baozun’s business delivered a durable top line, of which, service revenues grew by 24.3% year-over-year and achieved a non-GAAP income from operations of RMB4.7 million. It is encouraging that, although revenue from online store operation decreased, our value-added services including digital marketing and IT solutions delivered high double-digit growth year-over-year. In light of the macro-uncertainties, our financial management’s priority and focus will be on business efficiency, cash flow management and cost control. With a solid balance sheet and a strong brand pipeline, we remain confident about our long-term business prospects and strategy.”

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

First Quarter 2022 Financial Results

Total net revenues were RMB1,984.2 million (US$313.0 million), a decrease of 1.8% from RMB2,020.5 million in the same quarter of last year. The decrease in total net revenue was mainly due to a reduction in revenue from online store operations, as a result of weaker macro-economics and consumption sentiment, and a reduction in product sales revenue, largely offset by the increase in value-added services, such as digital marketing and IT solution services.

The following table sets forth a breakdown of our revenues by segment and key categories9 for the periods indicated:

	For the three months ended March 31,
	2021		2022
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY Change

	(In million, except for percentage)
Online store operations
Appliances	381.7	19%	358.1	56.5	18%	-6%
Apparel and accessories	250.0	12%	265.2	41.8	13%	6%
- Sportswear	118.2	5%	88.1	13.9	4%	-25%
- Others	75.0	4%	103.4	16.3	5%	38%
- Luxury	56.8	3%	73.7	11.6	4%	30%
Electronics	239.9	12%	150.7	23.8	8%	-37%
Beauty and cosmetics	88.1	4%	89.7	14.2	5%	2%
Others	365.6	18%	209.4	33.0	11%	-43%
Total net revenues from online store operations	1,325.3	65%	1,073.1	169.3	55%	-19%
Warehouse and fulfillment	418.2	21%	524.9	82.8	26%	25%
Digital marketing and IT solutions	277.0	14%	386.2	60.9	19%	39%
Total net revenues	2,020.5	100%	1,984.2	313.0	100%	-2%

Product sales revenue was RMB680.8 million (US$107.4 million), a decrease of 29.9% from RMB971.8 million in the same quarter of last year. The decrease was primarily attributable to the Company’s optimization of its product portfolio in distribution model, resulting in sales contraction in electronics and appliances categories.

Services revenue was RMB1,303.3 million (US$205.6 million), an increase of 24.3% from RMB1,048.7 million in the same quarter of last year. The increase was primarily attributable to incremental revenue contribution of RMB205.3 million (US$32.4 million) from the Company’s acquisitions made in the past twelve months, and increasing revenue contribution from digital marketing and IT solutions services.

Total operating expenses were RMB 2,025.3 million (US$319.5 million), compared with RMB1,967.6 million in the same quarter of last year.

9 Key categories refer to the categories that accounted for more than 5% of the Company’s total net revenues during the first quarter of 2022.

•	Cost of products was RMB595.7 million (US$94.0 million), compared with RMB822.3 million in the same quarter of last year. The decrease was primarily due to the decline in product sales revenue.

•	Fulfillment expenses were RMB629.4 million (US$99.3 million), compared with RMB508.0 million in the same quarter of last year. The increase was primarily due to the fulfillment cost of RMB177.1 million (US$27.9 million) incurred by two warehouse and supply chain businesses acquired in the second quarter of 2021, which was partially offset by efficiency improvements, and a reduction in order volume in sportswear from apparel categories.

•	Sales and marketing expenses were RMB615.9 million (US$97.2 million), compared with RMB470.6 million in the same quarter of last year. The increase was mainly due to increased strategic business development staff to drive business growth, and an expansion in digital marketing services, which was partially offset by efficiency improvements.

•	Technology and content expenses were RMB105.3 million (US$16.6 million) compared with RMB93.0 million in the same quarter of last year. The increase was mainly due to growth in GMV and the Company’s ongoing investment in technological innovation and productization, which was partially offset by the Company’s cost control initiatives and efficiency improvements.

•	General and administrative expenses were RMB90.6 million (US$14.3 million), compared with RMB79.6 million in the same quarter of last year. The increase was primarily due to a rise in expenses related to acquired business in the past year.

Loss from operations was RMB41.2 million (US$6.5 million), compared with income from operations of RMB52.9 million in the same quarter of last year. Operating margin was negative 2.1%, compared with 2.6% in the same quarter of last year.

Non-GAAP income from operations was RMB4.7 million (US$0.7 million), compared with RMB75.8 million in the same quarter of last year. Non-GAAP operating margin was 0.2%, compared with 3.7% in the same quarter of last year.

Unrealized investment loss was RMB82.0 million (US$12.9 million), compared with RMB 37.4 million in the same quarter of last year. The increase of unrealized investment loss was mainly due to a decrease in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021.

Net loss attributable to ordinary shareholders of Baozun Inc. was RMB122.4 million (US$19.3 million), compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB1.3 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB1.87 (US$0.29), compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. of both RMB0.02, for the same period of 2021.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB1.2 million (US$0.2 million), compared with RMB61.2 million in the same quarter of last year.

Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were both RMB0.02 (US$0.00), compared with RMB0.83 and RMB0.82, respectively, for the same period of 2021.

As of March 31, 2022, the Company had RMB3,375.7 million (US$532.5 million) in cash, cash equivalents, and restricted cash, compared with RMB4,699.8 million as of December 31, 2021.

Update in Share Repurchase Programs

On March 25, 2022, the Board of Directors approved a new share repurchase program for up to US$80 million worth of the Company’s shares in the next 12 months. During the first quarter of 2022, the Company repurchased approximately 2.3 million of ADSs for approximately US$19.9 million under its share repurchase program.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Thursday, May 26, 2022 (8:00 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/2982048. Once preregistration has been completed, participants will receive dial-in numbers, the passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 09:59 p.m. Beijing Time, June 2, 2022.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	+1-855-452-5696
Mainland China	800-988-0601
Hong Kong	800-963-117
Passcode:	2982048#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) enables the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss. Such items are non-cash expenses that are not directly related to the Company’s business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units the Company grants under the share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income (loss) from operations and non-GAAP net income (loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,606,545	3,365,645	530,917
Restricted cash	93,219	10,058	1,587
Accounts receivable, net	2,260,918	1,960,352	309,238
Inventories, net	1,073,567	1,045,617	164,942
Advances to suppliers	527,973	260,761	41,134
Prepayments and other current assets	572,774	647,356	102,118
Amounts due from related parties	68,984	67,249	10,608
Total current assets	9,203,980	7,357,038	1,160,544

Non-current assets
Investments in equity investees	330,788	281,704	44,438
Property and equipment, net	652,886	685,445	108,126
Intangible assets, net	395,210	380,156	59,968
Land use right, net	40,516	40,259	6,351
Operating lease right-of-use assets	1,095,570	1,071,179	168,974
Goodwill	397,904	397,904	62,768
Other non-current assets	87,926	77,134	12,168
Deferred tax assets	114,200	114,335	18,036
Total non-current assets	3,115,000	3,048,116	480,829

Total assets	12,318,980	10,405,154	1,641,373

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)
	As of
	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	2,288,465	1,685,301	265,850
Accounts payable	494,079	297,039	46,857
Notes payable	529,603	11,316	1,785
Income tax payables	127,990	22,775	3,593
Accrued expenses and other current liabilities	984,519	827,520	130,538
Amounts due to related parties	73,794	11,844	1,868
Current operating lease liabilities	278,176	294,100	46,393
Total current liabilities	4,776,626	3,149,895	496,884

Non-current liabilities
Deferred tax liabilities	51,525	49,324	7,781
Long-term operating lease liabilities	883,495	841,171	132,691
Other non-current liabilities	125,985	116,260	18,340
Total non-current liabilities	1,061,005	1,006,755	158,812

Total liabilities	5,837,631	4,156,650	655,696

Redeemable non-controlling interests	1,421,680	1,421,588	224,250

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 195,493,754 and 189,516,756 shares issued and outstanding as of December 31, 2021 and March 31, 2022, respectively)	125	125	20
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2021 and March 31, 2022, respectively)	8	8	1
Additional paid-in capital	4,959,646	4,992,195	787,499
Treasury shares	(385,942)	(513,314)	(80,973)
Retained earnings	425,125	302,721	47,753
Accumulated other comprehensive income	(102,603)	(108,606)	(17,132)

Total Baozun Inc. shareholders' equity	4,896,359	4,673,129	737,168

Non-controlling interests	163,310	153,787	24,259

Total equity	5,059,669	4,826,916	761,427

Total liabilities, redeemable non-controlling interests and equity	12,318,980	10,405,154	1,641,373

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except for share and per share data and per ADS data)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
Net revenues
Product sales	971,842	680,840	107,400
Services	1,048,654	1,303,318	205,593
Total net revenues	2,020,496	1,984,158	312,993

Operating expenses (1)
Cost of products	(822,301)	(595,674)	(93,965)
Fulfillment (2)	(507,997)	(629,385)	(99,283)
Sales and marketing (2)	(470,642)	(615,905)	(97,157)
Technology and content (2)	(92,983)	(105,281)	(16,608)
General and administrative (2)	(79,625)	(90,574)	(14,288)
Other operating income, net	5,963	11,491	1,813
Total operating expenses	(1,967,585)	(2,025,328)	(319,488)
Income (loss) from operations	52,911	(41,170)	(6,495)
Other income (expenses)
Interest income	17,721	8,923	1,408
Interest expense	(13,222)	(19,740)	(3,114)
Unrealized investment loss	(37,351)	(81,988)	(12,933)
Gain on repurchase of 1.625% convertible senior notes due 2024	—	7,907	1,247
Exchange (loss) gain	(6,755)	4,015	633
Income (loss) before income tax and share of income in equity method investment	13,304	(122,053)	(19,254)
Income tax expense (3)	(11,622)	(2,962)	(467)
Share of income (loss) in equity method investment, net of tax of nil	450	(539)	(85)
Net income (loss)	2,132	(125,554)	(19,806)

Net (income) loss attributable to non-controlling interests	(877)	3,058	482
Net loss attributable to redeemable non-controlling interests	—	92	15
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	1,255	(122,404)	(19,309)

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.01	(0.62)	(0.10)
Diluted	0.01	(0.62)	(0.10)
Net income (loss) per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.02	(1.87)	(0.29)
Diluted	0.02	(1.87)	(0.29)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	221,482,302	196,148,438	196,148,438
Diluted	224,735,148	196,148,438	196,148,438

Net income (loss)	2,132	(125,554)	(19,806)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	5,834	(6,003)	(947)
Comprehensive income (loss)	7,966	(131,557)	(20,753)

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
Fulfillment	781	3,126	493
Sales and marketing	7,282	14,992	2,365
Technology and content	4,050	5,580	880
General and administrative	10,339	11,342	1,789
	22,452	35,040	5,527

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million and RMB10.8 million for the three months period ended March 31, 2021 and 2022, respectively.

(3) Including income tax benefits of RMB0.1 million and RMB2.2 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended March 31, 2021 and 2022, respectively.

Baozun Inc.
Reconciliations of GAAP and Non-GAAP Results
(in thousands, except for share and per ADS data)

	For the three months ended March 31,
	2021	2022
	RMB	RMB	US$
Income (loss) from operations	52,911	(41,170)	(6,495)
Add: Share-based compensation expenses	22,452	35,040	5,527
Amortization of intangible assets resulting from business acquisition	391	10,790	1,702
Non-GAAP income from operations	75,754	4,660	734

Net income (loss)	2,132	(125,554)	(19,806)
Add: Share-based compensation expenses	22,452	35,040	5,527
Amortization of intangible assets resulting from business acquisition	391	10,790	1,702
Unrealized investment loss	37,351	81,988	12,933
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(2,201)	(347)
Non-GAAP net income	62,228	63	9

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	1,255	(122,404)	(19,309)
Add: Share-based compensation expenses	22,452	35,040	5,527
Amortization of intangible assets resulting from business acquisition	199	8,200	1,294
Unrealized investment loss	37,351	81,988	12,933
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(1,662)	(262)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	61,207	1,162	183

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.83	0.02	0.00
Diluted	0.82	0.02	0.00
Weighted average shares used in calculating net income per ordinary share
Basic	221,482,302	196,148,438	196,148,438
Diluted	224,735,148	198,201,255	198,201,255